BellSouth Corporation
                              1155 Peachtree Street
                             Atlanta, Georgia 30309
                               September 25, 2002


VIA EDGAR

Mr. Barry N. Summer
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

         Re:      Registration Statement on Form S-3
                  File No. 333-33466

Dear Mr. Summer:

         Pursuant to Rule 477 of the Securities Act of 1933 (the "Act"), BellSouth Corporation (the "Company"), hereby makes this application to withdraw the Registration Statement on Form S-3, File No. 333-33466, filed by the Company on March 29, 2000, together with Amendment No. 1 filed on June 8, 2000, relating to the proposed offering of shares of a new series of its common stock intended to reflect the separate performance of its Latin American businesses. The SEC has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and none of the common stock under the Registration Statement has been sold pursuant to the Registration Statement. Due to economic and political uncertainty in Latin America, we have determined that issuing a stock that tracks our Latin America business is no longer part of our strategy.

         The undersigned, on behalf of the Company pursuant to Rule 478 of the Act, respectfully requests the SEC to grant the application of the Company to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to that effect.


                                          Sincerely yours,

                                                   BellSouth Corporation
                                          By:      /s/ Raymond E. Winborne Jr.
                                                   ---------------------------

                                                   Raymond E. Winborne Jr.
                                                   Agent for Service of
                                                   Registration Statement
                                                   September 25, 2002

CC:  M. Louise Turilli